Filed by UTStarcom, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: UTStarcom, Inc.

Commission File No.: 000-29661

UTStarcom Issues Reminder to Vote at Annual Meeting and Statement on Corporate Governance

Beijing, China, June 10, 2011 — UTStarcom, Inc. (“UTStarcom” or “the Company”) (NASDAQ: UTSI), a leading provider of interactive, IP-based network solutions in iDTV, IPTV, Internet TV and Broadband for cable and telecom operators, issued a statement today reminding stockholders to vote in the 2011 Annual Meeting of Stockholders (the “Annual Meeting”), to be held on Friday, June 24, 2011.

The Company also responded to some questions from stockholders regarding the proposals at the Annual Meeting.

Material Weakness Disclosed in the Financial Report

In 2010, the Company corrected two material weakness, (i) not maintaining effective controls over the recording of reserves for losses on customer contracts and (ii) not maintaining effective controls over financial reporting related to revenue recognition, which had been disclosed in the Company’s Annual Reports on Form 10-K for 2008 and 2009.

The Company has also made progress in remediating the material weaknesses disclosed in the Annual Report on Form 10-K for 2010 of not maintaining effective controls over the period-end financial reporting process.  To remediate the weakness, the Company has designed and implemented a global financial close process and hired key individuals in the corporate finance and accounting function with significant technical skills and experience, deemed appropriate to their assigned responsibilities.  Accordingly, the Company implemented controls to ensure independent management oversight and perform review procedures over accounts and disclosures in the Company’s consolidated financial statements.  In addition, the Company will continue to assess its standardized processes to further enhance the effectiveness of financial reviews including the analysis and monitoring of financial information in a consistent and thorough manner.

To remediate the material weakness of not maintaining effective controls over treasury process, the Company has designed and implemented controls to separate closely related functions in the cash management function and reduce the risk of misappropriation of assets. The Company also reviewed and revised approval requirements for certain actions relating to cash management (including the number of signatures and the level of the signatory required for certain types of transactions or based on the value of the transactions) to better enhance management’s monitoring of cash transactions. In addition, management implemented annual reviews of such approval requirements to ensure their continued appropriateness and effectiveness.

Stockholder Approval of Major Corporate Actions Following the Reincorporation

In response to questions from stockholders, the Company noted that following completion of the proposed reorganization of UTStarcom as a Cayman Islands company, certain major corporate actions involving the Company will require a different vote by stockholders than is currently required.  Actions such as approving a merger, amending the Company’s organizational documents and removing directors with cause currently require a vote of a majority of shares outstanding.  Following the reincorporation, such actions would require two thirds of votes casts (not two thirds of the shares outstanding).  The Company noted that because the new standard focuses on the number of votes, the actual number of votes required to approve an action could be more or less than the number required under a majority of shares outstanding provision.

Due to the concentration of a sizable number of shares of stock with a small number of stockholders, these provisions could provide smaller stockholders with more influence on a particular vote.    Under a simple majority vote requirement, the large stockholders would have more absolute impact on reaching the majority requirement, while under two-thirds of votes cast requirement, a significant opposing vote could prevent achievement of the two-thirds threshold even though an absolute majority (led by the large stockholders) approved the action.

In addition, after the proposed reorganization, the Company will remain subject to the mandates of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and as long as the UTStarcom Holdings’ ordinary shares are listed on the NASDAQ Stock Market (“NASDAQ”), the governance and disclosure rules of that stock exchange.

The corporate governance practices of UTStarcom Holdings are also expected to remain consistent with UTStarcom’s current corporate governance practices as a Delaware incorporated company. The Company has committed to initially maintaining the following corporate governance practices following the merger, as the Company believes and understands the real value of operating and executing within good governance standards:

• the majority of the board of directors of UTStarcom Holdings will be comprised of independent directors;

• executive compensation for UTStarcom Holdings will be determined by independent directors or a committee of independent directors;

• director nominees of UTStarcom Holdings will be selected, or recommended for selection by the board of directors, by independent directors or a committee of independent directors;

• UTStarcom Holdings will have an audit committee comprised of at least three members, each of whom will be an independent director and one of whom will have finance and accounting experience;

• all related party transactions will be reviewed by the audit committee or another independent body of the board of directors;

• UTStarcom Holdings will conduct an advisory (non-binding) vote on executive compensation once every three years, until UTStarcom Holdings determines to conduct such advisory votes more frequently or to not conduct them at all.

The Company also noted that Egan Jones, an independent proxy advisory and credit rating firm agreed with the Company’s Board of Directors and recommended approval of all five proposals under consideration at the Annual Meeting. Regarding the proposed reorganization of UTStarcom as a Cayman Islands company, the proxy advisor stated that “based on our review of publicly available information on strategic, corporate governance and financial aspects of the proposed transaction, Egan-Jones views the proposed transaction to be a desirable approach in maximizing stockholder value and recommends that clients holding shares of UTSTARCOM, INC. vote “FOR” this Proposal”.

About UTStarcom, Inc.

UTStarcom is a leading provider of interactive, IP-based network solutions in iDTV, IPTV, Internet TV and Broadband for cable and telecom operators. The Company sells its solutions to operators in both emerging and established telecommunications and cable markets around the world. UTStarcom enables its customers to rapidly deploy revenue-generating access services using their existing infrastructure, while providing a migration path to cost-efficient, end-to-end IP networks.

Founded in 1991, listed on the NASDAQ in 2000, the Company has its operational headquarters in Beijing, China and research and development operations in China and India. For more information about UTStarcom, visit the Company’s Web site at http://www.utstar.com.

For more information, please contact:

Jing Ou-Yang

UTStarcom, Inc.

Phone: +8610 8520 5153

jouyang@utstar.com

Brion Tingler

Kreab Gavin Anderson

Phone: +8610 6535 3567

btingler@kreabgavinanderson.com

Forward-Looking Statements

This release includes forward-looking statements, including statements regarding the remediation of weaknesses on internal controls over financial reporting, the corporate governance practices of UTStarcom Holdings following the merger, the change in the Company’s place of incorporation, the rules and regulations UTStarcom Holdings will be subject to following the merger and, UTStarcom Holdings’ qualification as a foreign private issuer. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. These uncertainties include, but are not limited to, the ability of the Company to assess its standardized processes to enhance the effectiveness of its financial reviews, the ability of the parties to consummate the proposed merger, the satisfaction of closing conditions to consummate the Merger, and obtaining requisite approvals, including from the Company’s stockholders, and the ability of UTStarcom Holdings to qualify and maintain its status as a foreign private issuer.  All forward-looking statements included in this release are based upon information available to the Company as of the date of this release, which may change, and we assume no obligation to update any such forward-looking statement.

Additional Information and Where to Find It

This communication is being made in respect of a proposed reorganization transaction.  INVESTORS OF UTSTARCOM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE MAKING A DECISION CONCERNING THE PROPOSED MERGER. These documents contain important information that investors should consider.  The proxy statement/prospectus was mailed to UTStarcom stockholders on or about May 25, 2011. The proxy statement/ prospectus and any other documents filed by UTStarcom with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by UTStarcom by contacting UTStarcom’s Investor Relations by phone at +86-10-85205153 or by email at jouyang@utstar.com.

UTStarcom and its respective officers and directors may be deemed to be participants in the solicitation of proxies in connection with the proposed Merger.  Information regarding the interests of these directors and executive officers in the proposed Merger, if any, is included in the proxy statement/prospectus.  You can find information about UTStarcom’s directors and executive officers in its proxy statements and Annual Reports on Form 10-K, previously filed with the SEC. Each of these documents is available free of charge at the SEC’s web site at http://www.sec.gov and from UTStarcom Investor Relations.